[Wilson Sonsini Goodrich & Rosati Letterhead]

October 25, 2004

Via EDGAR Transmission and Facsimile

Jay S. Mumford, Esq.

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

Re:	FoxHollow Technologies, Inc., Registration Statement on Form S-1

(File No. 333-118191)

Dear Mr. Mumford:

We have become aware of a very recent journal publication that references our client FoxHollow Technologies, Inc. (the “Company”) that we wish to bring to the attention of the Staff. Those involved in the Company’s initial public offering process believe that, because there is so little publicity about the Company generally, and in light of recent correspondence with the Staff, it is appropriate to anticipate any possible questions that the Staff might have in the event that the Staff discovered this article independently.

The publication, a copy of which is furnished herewith, is entitled “Plaque Excision for the Treatment of Restenosis,” (the “Current Article”) and appears in the October 2004 edition of the journal Endovascular Today, the same journal that was the subject of our correspondence dated October 12, 2004 (the “Prior Article”). Unlike the Prior Article, which was an advertisement conceived of and paid for by the Company, the Company has had virtually no involvement in the preparation or publication of the Current Article and does not believe that the Current Article should be deemed an issuer publication for purposes of Section 5 of the Securities Act of 1933 (the “Act”).

In mid-September 2004, the Company was contacted by Endovascular Today, which asked the Company for recommendations of physicians who might be interested in authoring an article for its October issue. The Company supplied three names, Dr. Roger Gammons, Dr. John Runyon and Dr. Weinstock. Several days later, Dr. Weinstock called the Company and indicated that he was writing an article to be published in Endovascular Today and wished to confirm data related to the TALON registry. The Company confirmed the data in that telephone conversation. This was the extent of the

October 25, 2004

Company’s involvement in the Current Article.1 In mid-October, Dr. Weinstock provided the Company with a copy of the final article for its information.

The Current Article is the cover story to the October 2004 issue of Endovascular Today, provides an overview of drawbacks of other treatment methods for superficial femoral artery, or SFA, lesions, the author’s institution’s positive experience with the SilverHawk as a new treatment alternative for SFA disease, and an individual SilverHawk patient case study. One paragraph in the Current Article describes data from the Company’s TALON registry, which was the subject of the author’s fact-checking request to the Company.

The October publication, including the Current Article, was distributed last week by third-class mail to the magazine’s approximately 22,000 subscribers and the publisher estimates that the mailing will be received by subscribers later this week and next week. The issue is not yet available on the publication’s website, and the publisher has indicated a willingness to delay website availability until after the effectiveness and the commencement of trading of the Company’s shares. The Company has no intention to use the Current Article for any marketing purposes until after the Company’s prospectus delivery period has ended.

Analyzing the Current Article for Section 5 purposes, the Company respectfully advises the Staff that it does not believe that it constitutes a violation, for the following reasons:

•	It is not a publication by or on behalf of the issuer of the securities. The article was conceived, authored, prepared, edited and published without the Company’s involvement.

•	It does not provide any Company forecasts, projections, or predictions relating but not limited to revenues, income or earnings per share, or opinions concerning values. The only mention of FoxHollow by name is as the manufacturer of the device.

•	It does not, directly or indirectly attempt to offer to dispose of, or solicit an offer to buy, a security. It is simply a scientific journal publication, authored by a physician analyzing a new treatment option for peripheral disease.

1 Dr. Weinstock is not, and has never been, a consultant to the Company, nor has he been compensated by the Company for any services performed on its behalf. Dr. Weinstock is a Company stockholder due exclusively to his participation in the Company’s Series E Preferred Stock financing. In that financing, he invested $40,000 for the purchase of 6,666 shares (post-split).

October 25, 2004

•	It could not condition the public mind or arouse public interest for the Company’s securities, not only because of its content, but also because it will not be publicly available generally until after the Company has commenced trading, post-effectiveness. Once it becomes publicly-available, the publication will be read by a small population of individuals affiliated with the interventional cardiology community, and is unlikely to be seen by a potential investor in the Company’s securities.

The Company does not believe that there is any material information included in the Current Article that is not already disclosed in the prospectus. Should the Staff so request, the Company is prepared to mention the Current Article in its Registration Statement by adding disclosure to the risk factor appearing on page 18 “If the publication of a September 2004 Endovascular Today supplement regarding the SilverHawk were held to be in violation of the Securities Act . . . .”

The Company respectfully submits to the Staff that imposing a cooling-off period would likely not enhance the quality of the Company’s offering, but could instead generate significant additional publicity regarding the offering and, therefore, have the opposite of its intended effect. In addition, a cooling-off period would cause a disruption in the offering process. The Company is preparing to file its Amendment No. 3 today and to request acceleration of effectiveness.

Given the timing of the Company’s anticipated offering, it would greatly appreciate the Staff’s prompt attention to this matter.

Please direct your questions or comments to me at your earliest convenience (650/320-4872).

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI,

Professional Corporation

/s/ David J. Saul

David J. Saul

cc.: R. Thomas, CEO, and M. Ferguson, CFO, FoxHollow Technologies.